RESIDENT PARTNERS:

JOELLE S. L. LAU

CHIANG LING LI

GRAHAM LIM

BENJAMIN MCQUHAE

SCOTT PETERMAN

MICHELLE TAYLOR

ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:

HAIFENG HUANG (New York, USA)

CHRISTINE KIM (New York, USA)

JULIAN LIN (California, USA)

MARIA PEDERSEN (New York and District of Columbia, USA)

JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871

October 31, 2016

David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Actions Semiconductor Co., Ltd

Amendment No. 2 to Schedule 13E-3

Filed October 20, 2016

File No. 005-81375

Dear Mr. Orlic,

On behalf of Actions Semiconductor Co., Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of October 26, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-81375 (the “Schedule 13E-3/A”) filed on October 20, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Third Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Third Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A and the preliminary proxy statement (the “Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Third Amendment and the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Supernova Investment Ltd. (“Parent”), Starman Limited (the “Merger Sub”), and any of the other members of the Buyer Group, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Third Amendment and the Revised Proxy Statement, each of which has been amended in response to the Staff’s comments.

Reasons for the Merger and Recommendation of the Special Committee, page 30

1.	We note your response to prior comment 1 and reissue the comment. Disclosure continues to omit a representation that the merger is substantively and procedurally fair to shareholders unaffiliated with the Company. Instead, disclosure continues to speak as to fairness to shareholders unaffiliated with the Buyer Group. Please revise your disclosure in accordance with Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to reflect that the Special Committee believes that the merger is substantively and procedurally fair to shareholders unaffiliated with the Company and the Buyer Group. Please refer to the updated disclosure on the second page of the Letter to the Shareholders and on page 8 of the Revised Proxy Statement.

2.	We note your response to prior comment 3. Please refer to the second and third bullets under the bullet “the likelihood that the merger would be completed based on, among other things….” Please revise your disclosure to clarify how the ability to consider alternative acquisition proposals and to terminate the merger agreement to accept a superior proposal support the determination that the merger is likely to be completed. The fourth and fifth bullet points also do not appear to support this determination. We have previously noted that, under the circumstances, the second and third bullet points do not appear to support the notion that the transaction is fair to unaffiliated shareholders.

In response to the Staff’s comment, we respectfully submit that the Company’s ability to consider alternative acquisition proposals and to terminate the merger agreement to accept a superior proposal, and that no termination fee is payable by any of the Company, Parent or Merger Sub under any circumstance, including termination of the merger agreement, are substantive factors that the Special Committee assessed in evaluating whether or not the merger would be completed. We have revised the Proxy Statement to better clarify that the Special Committee acknowledged these considerations as potentially negative factors concerning the merger agreement in its deliberations regarding the likelihood of the completion of the merger.

Accordingly, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 32, 33, and 34 of the Revised Proxy Statement.

Opinion of the Independent Committee’s Financial Advisor, page 38

3.	We note the response to prior comment 7. Revised disclosure indicates that Cayman Islands law has not addressed the availability of a defense based on the absence of a fiduciary duty. Accordingly, please clarify, if true, that it is Houlihan Lokey’s view that the express terms of its engagement letter would result in a determination under the law of the Cayman Islands that a contractual or fiduciary relationship does not exist between Houlihan Lokey and the Company’s shareholders. Please also disclose whether Houlihan Lokey intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against Houlihan Lokey.

In response to the Staff’s comment, the Proxy Statement has been revised to address the issues raised in the Staff’s comments. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Parent, and the other members of the Buyer Group.

The Company appreciates the Staff’s attention to the review of the filing. Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852 3189 7282 or by email at julian.lin@jonesday.com.

Sincerely,

/s/ Julian Lin
Julian Lin
Jones Day

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 26, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-81375 (“Sch 13E-3/A”), filed on October 20, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 3 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated as of October 31, 2016	Actions Semiconductor Co. Ltd

	By:	/s/ Yu-Hsin, LIN
Name: Yu-Hsin (Casper), Lin
Title: Chairman of the Special Committee

Supernova Investment Ltd.

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Starman Limited

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Surrey Glory Investments Inc.

By:	/s/ Yung Sen, CHANG
Name: Yung Sen, Chang
Title: Sole Director

Tongtong Investment Holding Co., Ltd.

By:	/s/ Yung-Chin, LEE
Name: Yung-Chin, Lee
Title: Sole Director

Perfectech Int’l Ltd.

By:	/s/ Lewis Chi-Tak, LO
Name: Lewis Chi-Tak, Lo
Title: Sole Director

Allpremier Investment Limited

By:	/s/ Yingna, MA
Name: Yingna, MA
Title: Sole Director

Octovest International Holding Co., Ltd.

By:	/s/ I-Ming, PAN
Name: I-Ming, Pan (aka Robin Pan)
Title: Sole Director

Ventus Corporation

By:	/s/ Hsin, TANG
Name: Hsin, Tang
Title: Sole Director

Middlesex Holdings Corporation Inc

By:	/s/ Yung-Chieh, LIN
Name: Yung-Chieh, Lin
Title: Sole Director

Rich Dragon Consultants Limited

By:	/s/ Jr-Neng, CHANG
Name: Jr-Neng, Chang
Title: Sole Director

Nutronics Technology Corporation

By:	/s/ Fu Chi, LEE
Name: Fu Chi, Lee
Title: Sole Director

Uniglobe Securities Limited

By:	/s/ Chun Mei CHEN De Chang
Name: Chun Mei Chen De Chang
Title: Sole Director

New Essential Holdings Limited

By:	/s/ Sui Gin, CHANG
Name: Sui Gin, Chang
Title: Sole Director

Embona Holdings (Malaysia) Limited

By:	/s/ Chia-Wen, YEH
Name: Chia-Wen, Yeh
Title: Sole Director

Suffolk Dragon Ventures Ltd

By:	/s/ Shu-Lin, CHEN
Name: Shu-Lin, Chen
Title: Sole Director

Top Best Development Limited

By:	/s/ Li-Li, YEH HSU
Name: Li-Li, Yeh Hsu
Title: Sole Director